Mail Stop 4628

                                                            August 14, 2018


Christopher Williams
Chief Executive Officer
CW Petroleum Corp
23501 Cinco Ranch Blvd., Ste H120 - #32
Katy, TX 77494

       Re:    CW Petroleum Corp
              Amendment No. 1 to Offering Statement on Form 1-A
              Filed August 3, 2018
              File No. 024-10846

Dear Mr. Williams:

       We have reviewed your amended offering statement and have the following comments.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our July 3, 2018 letter.

Use of Proceeds, page 12

1. In response to prior comment 1, you removed the reference to "reducing existing debt"
       and now list the reduction "of existing accrued expenses relating to operations
       ($500,000)." At page 5, you continue to suggest that you will use the proceeds to reduce your debt. Please revise to reconcile these disclosures. Also quantify in this section the amount to be used for accrued officer compensation. We note the related entry in the consolidated balance sheet at page 36.
 Christopher Williams
CW Petroleum Corp
August 14, 2018
Page 2

Directors, Executive Officers, Promoters and Control Persons, page 24

Committees of the Board of Directors, page 26

2. Please revise to explain your assertion that you have no independent directors in light of the biographical sketch that you provide for Mr. Roda at page 24.

Exhibits

3. We reissue prior comment 8 in part. Please obtain and file a revised legality opinion which also covers the shares being offered by the selling shareholders. The only change reflected in the opinion you filed with the amended Form 1-A was to update the date it was issued.

Closing Comments

        You may contact John Cannarella, Staff Accountant, at (202) 551-3337 or Karl Hiller,
Accounting Branch Chief, at (202) 551-3686 if you have questions regarding comments on the financial statements and related matters. Please contact Anuja A. Majmudar, Attorney-Advisor, at (202) 551-3844 or, in her absence, Timothy S. Levenberg, Special Counsel, at
(202) 551-3707
with any other questions.


                                                            Sincerely,

                                                            /s/ John Reynolds

                                                            John Reynolds
                                                            Assistant Director
                                                            Office of Natural
Resources



cc:    Morgan E. Petitti, Esq.